PACKERLAND BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

PACKERLAND BROKERAGE SERVICES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47572

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Packerland Brokerage Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

432 Security Blvd
(No. and Street)

Green Bay	WI	54313
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Meier	920-662-9500	johnm@pbshq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum, LLC
(Name – if individual, state last, first, and middle name)

9 Parkway North Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Meier, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Packerland Brokerage Services, Inc, as of 2/25, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AARON DOELGER NOTARY PUBLIC STATE OF WISCONSIN

Signature:

Title: Director of Finance and Operations

Notary Public Expires 12/9/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ■ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ■ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ■ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Packerland Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Packerland Brokerage Services, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information presented in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
March 31, 2022

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and restricted cash	$ 2,321,391
Receivables	2,699,828
Representative receivable	48,682
Prepaid expenses	328,938
Property and equipment, net of accumulated depreciation of $400,638	9,487
Deferred tax asset, net	63,000
Investment in affiliate	128,630
TOTAL ASSETS	**$ 5,599,956**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 2,305,005
Accounts payable	51,746
Advanced representative collections	479,426
Accrued wages and payroll taxes	587,689
Income tax payable	34,503
Accrued expenses	65,000
Note payable	77,575
TOTAL LIABILITIES	3,600,944
STOCKHOLDERS' EQUITY	
Common stock, no par value, 720,000 authorized: 679,760 shares issued and 219,192 shares outstanding	165,590
Additional paid-in-capital	576,594
Treasury stock at cost, 460,568 shares	(1,567,032)
Retained earnings	2,823,860
TOTAL STOCKHOLDERS' EQUITY	1,999,012
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 5,599,956**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	
Commission income and trails	$ 16,404,421
Mutual fund concessions and 12b-1 fees	10,507,498
Investment advisory fees	9,492,080
Other	876,529
TOTAL REVENUES	37,280,528
EXPENSES	
Commissions expense	32,799,424
Payroll and payroll related expense	2,285,919
Other	1,352,801
TOTAL EXPENSES	36,438,144
NET INCOME BEFORE INCOME TAXES	842,384
PROVISION FOR INCOME TAXES	116,068
NET INCOME	**$ 726,316**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2021	$ 165,590	$ 576,594	$ (1,396,285)	$ 2,097,544	$ 1,443,443
Net income	-	-	-	726,316	726,316
Purchase of 31,045 treasury shares	-	-	(170,747)	-	(170,747)
Balance, December 31, 2021	**$ 165,590**	**$ 576,594**	**$ (1,567,032)**	**$ 2,823,860**	**$ 1,999,012**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 726,316
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	7,742
Income from equity method investment, affiliate	(50,252)
Provision (benefit) for deferred taxes	(22,000)
Gain on forgiveness of PPP loan	(278,000)
Changes in operating assets and liabilities:	
(Increase) decrease in assets	
Receivables	(754,881)
Representative receivable	6,820
Prepaid expenses	(48,757)
Refundable income taxes	25,348
Increase (decrease) in liabilities	
Commissions payable	513,079
Accounts payable	23,929
Advanced representative collections	36,674
Accrued wages and payroll taxes	114,003
Income taxes payable	34,503
Accrued expenses	65,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	399,524
CASH FLOWS FROM INVESTING ACTIVITIES	
Distributions received from investee, affiliate	50,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	50,000
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on long-term debt	(29,794)
Purchase of treasury stock	(170,747)
NET CASH (USED IN) FINANCING ACTIVITIES	(200,541)
NET INCREASE IN CASH AND RESTRICTED CASH	248,983
CASH AND RESTRICTED CASH AT BEGINNING OF YEAR	2,072,408
CASH AND RESTRICTED CASH AT END OF YEAR	**$ 2,321,391**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 4,081
Income taxes	138,068

The accompanying notes are an integral part of these statements.

NOTE 1 – Significant Accounting Policies

Nature of Operations – Packerland Brokerage Services, Inc. (the "Company") is a Wisconsin corporation formed on July 11, 1994, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Green Bay, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue Recognition – The Company utilizes a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. See Note 2 for more detail.

Restricted Cash – In accordance with an agreement with its clearing broker, Hilltop Securities, Inc. (Hilltop), the Company is required to maintain a minimum cash deposit with Hilltop in the amount of $35,000. The Company has $66,301 on deposit with Hilltop as of December 31, 2021.

Receivables – The Company's receivables on December 31, 2021 consists of commissions due from various insurance and mutual fund companies. On December 31, 2021, approximately 90% of these commissions are payable to the Company's sales representatives and are paid upon collection. The Company closely monitors outstanding receivables. When receivables are determined to be uncollectible, the Company reverses both the receivable and payable. Management deemed no allowance needed on December 31, 2021.

Property and Equipment – Property and equipment that is capitalized is stated at cost. Depreciation is computed by using the straight-line method for the useful life of 3 to 8 years for financial reporting.

Deferred Income Taxes – Deferred income taxes are provided for with respect to timing differences in reporting income for financial statement and tax purposes that arise from differences in methods of accounting for depreciation expense, advance representative collections, prepaid expenses, and stock-based compensation. For tax purposes, depreciation expense is reported using accelerated methods.

NOTE 1 – Significant Accounting Policies, continued

Income Taxes – U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in process. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Leases – The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases for office space and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the incremental borrowing rate based on the information available at the commencement date for all leases is used. The Company's incremental borrowing rate (5.5%) for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with short-term leases are recognized on a straight-line basis over the lease term.

The Company accounts for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component by class of underlying asset.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Subsequent Events – Management evaluates events occurring after the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through March 31, 2022, which is the date the financial statements were issued.

NOTE 2 – Revenue from Contracts with Customers

Significant Judgments – Revenue from contracts with customers includes commission income from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Variable Annuity Trail and 12b-1 Fee Income – The Company earns variable annuity trails and 12b-1 fees accordance with selling agreements. Fees are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Advisory – The Company provides investment advisory services daily. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregation of Revenue – The following table presents disaggregated revenue by major source:

Commission Income and Trails:	
Variable Annuities and Trails	$ 8,901,934
Hybrid Annuities	2,233,832
Equities	1,074,932
REIT	48,209
Fixed Income	4,031,133
Insurance	114,381
	$ 16,404,421
Mutual Funds Concessions and 12b-1 Fee Income:	
Mutual Fund Concessions	$ 3,906,483
Mutual Fund 12b-1	6,601,015
	$ 10,507,498
Advisory Income	$ 9,492,080

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Rule 15c3-1 also requires that minimum net capital, as defined, be equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. On December 31, 2021, the Company had net capital of $1,044,581 and required net capital of $240,063. On December 31, 2021, the ratio of aggregate indebtedness to net capital was 3.45 to 1.

NOTE 4 – Provision for Income Taxes

The components of the income tax provision are as follows for the year ended December 31, 2021:

Current expense	$	138,068
Deferred expense		(22,000)
Provision for income tax	**$**	**116,068**

The net deferred tax assets and liabilities included in the financial statements include the following amounts on December 31, 2021:

Deferred tax asset (liability) related to:		
Advance representative renewals and E&O collections	$	134,000
Depreciation of property and equipment		(3,000)
Prepaid expenses related to advance collections		(64,000)
Other		(4,000)
Net deferred tax asset - noncurrent	**$**	**63,000**

NOTE 5 – Line of Credit

The Company has a line of credit available, secured by a business security agreement which allows management to borrow up to $250,000. The line is subject to a variable interest rate equal to the prime rate plus 1.0 percentage points. As of December 31, 2021, the interest rate was 5.5%. Interest on the note is payable monthly. As of December 31, 2021, the outstanding balance was $0.

NOTE 6 – Long-Term Debt

Long-term debt consists of a note payable to a former shareholder, for the purchase of his common stock. Payable in monthly installments of $2,823 at an interest rate of 4.35%. Final payment due in May of 2024. Aggregate maturities of long-term debt for the three years following December 31, 2021 are as follows:

2022:	$	31,116
2023:		32,497
2024:		13,962
TOTAL:	**$**	**77,575**

NOTE 7 – Paycheck Protection Program (PPP) Loan

The Company was granted a $278,000 loan and all related accrued interest under the PPP administered by a Small Business Administration (SBA) approved partner. The loan is uncollateralized and is fully guaranteed by the Federal government. The Company initially recorded a note payable and subsequently recorded forgiveness when the loan obligation was legally released by the SBA. The Company recognized $278,000 of debt forgiveness which is included with Other Income for the year ended December 31, 2021.

NOTE 8 – Retirement Plans

The Company provides a Simplified Employee Pension Plan with a salary reduction option for its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least $5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation. The Company matches dollar for dollar each employee's contributions up to the lesser of $18,000 or 3% of gross salary. The Company contributed $44,558 to the plan which is included in the payroll related expenses for the year ended December 31, 2021.

NOTE 9 – Related Party Transactions

Investment – The Company has a net investment of $128,630 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has no outstanding mortgage as of December 31, 2021. The Company uses the equity method to account for this investment, as the Company has identified another entity to be the primary beneficiary.

Leases – The Company leases office space on an annual basis with the initial lease expiring on August 31, 2021. The lease was renewed for one year and expires on August 31, 2022. As the lease terms are for 12 months or less and do not contain a purchase option, the Company recognizes the lease cost on a straight-line basis over the applicable lease term. The Company’s office space leases require it to make variable payments for the Company’s proportionate share of the building’s property taxes, insurance, and common area maintenance. These variable lease payments are expensed when incurred. The Company recognized $126,953 of lease costs for the year ended December 31, 2021.

NOTE 10 – Off-Balance-Sheet Risk and Concentration of Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

NOTE 10 – Off-Balance-Sheet Risk and Concentration of Risk, continued

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains cash balances at financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). The Company's deposits may exceed the $250,000 insurance limit at any point during the year. The Company's management monitors the risk of these balances throughout the year. On December 31, 2021, there were uninsured balances of approximately $2,086,569. The Company does not require collateral or other security to support deposits subject to this credit risk.

NOTE 11 – Commitments and Contingencies

In the normal course of business, the Company enters contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities.

NOTE 12 – Regulatory Exams

From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals. As of December 31, 2021, the Company has made no material accruals relating to potential negative or adverse regulatory action.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Stockholders' equity	$ 1,999,012
Deductions:	
Unallowable receivables	(424,376)
Prepaid expenses	(328,938)
Property and equipment, net	(9,487)
Deferred tax asset	(63,000)
Investment in affiliate	(128,630)
Total deductions	(954,431)
Net Capital	1,044,581
Minimum required net capital (Greater of $50,000 or 6 2/3% of Aggregate Indebtedness)	240,063
Capital in excess of (below) minimum requirement	**$ 804,518**
Ratio of aggregate indebtedness to net capital	**3.45**
AGGREGATE INDEBTEDNESS	
Commissions payable	$ 2,305,005
Accounts payable	51,746
Advanced representative collections	479,426
Accrued wages and payroll taxes	587,689
Income taxes payable	34,503
Accrued expenses	65,000
Note payable	77,575
TOTAL AGGREGATE INDEBTEDNESS	**$ 3,600,944**
RECONCILIATION OF NET CAPITAL	
Net capital, as originally reported	$ 1,096,493
Less: Adjustments	(51,912)
Net capital as reported above	**$ 1,044,581**

NOTE 1 – NET CAPITAL RECONILIATION ADJUSTMENTS

The adjustments to the net capital are due to changes in the provision for income taxes and accrued expenses.

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2021

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) and those contemplated by Footnote 74 of the SEC Release No. 34-70043 adopting amendments to 17 C.F.R. §240.17a-5.

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2021

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) and those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Packerland Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Packerland Brokerage Services, Inc. (the "Company") identified the following provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"), and (2) Packerland Brokerage Services, Inc. stated that Packerland Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Packerland Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Packerland Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Deerfield, IL
March 31, 2022

MARCUMGROUP
MEMBER

PACKERLAND
BROKERAGE SERVICES

PROMOTING INDEPENDENCE. EMPOWERING INDEPENDENTS.

Packerland Brokerage Services, Inc.'s Exemption Report

Packerland Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)3: (k) (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: Retail brokerage services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Packerland Brokerage Services, Inc.

I, John Meier, or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Director of Finance and Operations

3/22/2022